COMMERZBANK

AKTIENGESELLSCHAFT
NEW YORK BRANCH

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone: (212) 266-7200
Telefax: (212) 266-7235

RECEIVED

March 30, 2007

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990

07022235

SUPPL

Commerzbank AG (File No. 82-2523)
Information Furnished Under Rule 12g3-2(b)

Dear Sir or Madam:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we enclose a copy of the draft text of certain proposed amendments to Commerzbank's Articles of Association to be presented to shareholders for approval at Commerzbank's annual general meeting on May 16, 2007. In accordance with applicable law, such proposals are required to be disseminated to Commerzbank shareholders and the applicable securities exchanges on which Commerzbank securities are traded. Accordingly, we are furnishing such information to you pursuant to Rule 12g3-2(b). These texts are also published on Commerzbank's website and they may be of interest to holders of Commerzbank securities.

This material is furnished pursuant to Rule 12g3-2(b). If you have any questions concerning the above, please do not hesitate to telephone the left undersigned at (212) 266-7409.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

Steven A. Troyer
Vice President & Counsel (USA)

Ashley Cole
Assistant Vice President

cc: Frau Kristina Kürschner, ZRA Frankfurt
Enclosure

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

Draft

COMMERZBANK

FRANKFURT AM MAIN
CENTRAL LEGAL DEPARTMENT

RECEIVED

2007 APR -5 A 8:50

Börse New York
Frau Andrea Flügel
Investor Relations
Zentrale Stab Konzernkommunikation

Cc: Frau Heiserer-Jäckel

Postanschrift:
60261 Frankfurt am Main

Geschäftsräume:
Kaiserstraße 16

Telefon: (0 69) 13 6 - 20
Telefax: (0 69) 13 6 - 42196

Kabel: COMMERZBANK
S.W.I.F.T.-Code: COBADEFF

Landeszentralbank-Giro:
(Banking Code) 500 400 00

VAT-No:
DE - 114 103 514

Your Ref.	Our Ref.	Extension	Date
	ZRA/Bode/	+49 69-1 36-2 66 58	28. März 2007

Notification in accordance with section 30c German Securities Trading Act *(Wertpapierhandelsgesetz)*

Dear Sir or Madam,

Under section 30c German Securities Trading Act (*Wertpapierhandelsgesetz*) we are obliged to inform the admission offices of those organized markets, where securities of Commerzbank Aktiengesellschaft are listed, about amendments of the company's Articles of Association and other changes of the company's legal basis affecting the rights of holders of the securities listed. Such information has to be given in due course after the decision to propose such changes to the Annual General Meeting ("AGM") has been adopted by the company's relevant bodies. In compliance herewith we hereby notify you about the following amendments of the company's Articles of Association and other changes of its legal basis to be resolved by the AGM of Commerzbank Aktiengesellschaft on May 16, 2007:

1. Under point 8 of the agenda the AGM shall resolve to authorize Commerzbank Aktiengesellschaft in accordance with section 71 (1) No. 8 German Stock Corporation Act (*Aktiengesetz*) to repurchase its own shares up to a level of 10% of the share capital and to use them for other purposes than securities trading. The authorization shall enable the company to by the shares (i) via a stock exchange, (ii) by means of a public tender offer to all shareholders or (iii) by means of a public invitation to all shareholders to submit an offer for the sale of shares and may be exercised in whole or in part. The own shares purchased on the basis of the authorization may be disposed of – in accordance with further prerequisites given by the authorization – also in other ways than via the stock exchange or by means of an offer to all shareholders. The authorization to use the shares prevoiusly bought may be exercised in whole or in part, once or several times. In addition, the Board of Managing Directors shall be authorized to cancel the shares previously repurchased without further resolution of the AGM. Decisions regarding the use of the own shares previously purchased require the prior consent of the Supervisory Board.

   The aforementioned authorization shall be valid until October 31, 2008. The corresponding authorization resolved by the AGM 2006 shall be cancelled as soon as the aforementioned resolution becomes effective.

2. Under point 9 of the agenda the AGM shall resolve an amendment of the Articles of Association in order to reflect the German Transparency Directive Implementation Act (*Transparenzrichtlinie-Umsetzungsgesetz*). By the envisaged amendment the AGM shall consent to the electronic communication with shareholders. Section 3 of the Articles of Association shall be reformulated as follows:

current text of the Articles	envisaged amendment
§ 3	§ 3
The announcements of the Company appear exclusively in the electronic Federal Gazette *(elektronischer Bundesanzeiger)*, unless otherwise prescribed by law.	(1) The announcements of the Company appear exclusively in the electronic Federal Gazette *(elektronischer Bundesanzeiger)*, unless otherwise prescribed by law.
	(2) The Company is authorized to disseminate information to shareholders of the Company via electronic media with their agreement. Mandatory legal requirements, particularly concerning the convening of the AGM, shall remain unaffected.

3. Under Point 10 of the agenda another amendment of the Articles of Assocoation shall be resolved by the AGM – the remuneration of the members of the Supervisory Board shall be modified and Section 15 of the Articles of Association shall be amended accordingly:

current text of the Articles	envisaged amendment
§ 15	§ 15
(1) Apart from being reimbursed for their expenses, the members of the Supervisory Board shall receive a basic remuneration consisting of the following for the relevant financial year:	(1) Apart from being reimbursed for their expenses, the members of the Supervisory Board shall receive a basic remuneration consisting of the following for the relevant financial year:
1. a fixed remuneration of €20,000 and 2. a variable remuneration of €2,000 foreach €0.05 of dividend paid to shareholders in respect of the past financial year in excess of a dividend of €0.10 per no-par-value-share.	1. a fixed remuneration of €40,000 and 2. a variable remuneration of €3,000 for each €0.05 of dividend paid to shareholders in respect of the past financial year in excess of a dividend of €0.10 per no-par-value-share.
(2) The chairman of the Supervisory Board shall receive three times and his deputy twice the basic remuneration as specified in paragraph 1.	(2) The chairman of the Supervisory Board shall receive three times and his deputy twice the basic remuneration as specified in paragraph 1.
(3) For their membership of a Supervisory Board committee that meets at least twice in a calendar year, the chairman of the committee shall receive an additional remuneration equal to the basic remuneration as specified in paragraph 1 and each member of the committee an additional remuneration equal to half of the basic remuneration as specified in paragraph 1.	(3) For their membership of a Supervisory Board committee that meets at least twice in a calendar year, the chairman of the committee shall receive an additional remuneration equal to the basic remuneration as specified in paragraph 1 and each member of the committee an additional remuneration equal to half of the basic remuneration as specified in paragraph 1.
(4) If a member of the Supervisory Board holds several of the offices mentioned in paragraphs 2 and 3, remuneration shall be paid in accordance with paragraphs 2 and 3 in respect of no more than three of these offices. The remuneration for each further office is thereby covered.	(4) If a member of the Supervisory Board holds several of the offices mentioned in paragraphs 2 and 3, remuneration shall be paid in accordance with paragraphs 2 and 3 in respect of no more than three of these offices. The remuneration for each further office is thereby covered.

(5) Members of the Supervisory Board who have belonged to the Supervisory Board or a Supervisory Board committee for only part of a financial year shall receive a correspondingly smaller remuneration than specified in paragraphs 1 to 4.

(6) In addition, each member of the Supervisory Board shall receive an attendance fee of €1,500 for each attendance at a meeting of the Supervisory Board or a Supervisory Board committee.

(7) Both the fixed remuneration and the attendance fee shall be paid at the close of the financial year; the variable remuneration shall be paid after the close of the General Meeting, which approves the actions of the Supervisory Board during the relevant financial year. Any turnover tax to be paid on the remuneration shall be reimbursed by
the Company.

(5) Members of the Supervisory Board who have belonged to the Supervisory Board or a Supervisory Board committee for only part of a financial year shall receive a correspondingly smaller remuneration than specified in paragraphs 1 to 4.

(6) In addition, each member of the Supervisory Board shall receive an attendance fee of €1,500 for each attendance at a meeting of the Supervisory Board or a Supervisory Board committee.

(7) Both the fixed remuneration and the attendance fee shall be paid at the close of the financial year; the variable remuneration shall be paid after the close of the General Meeting, which approves the actions of the Supervisory Board during the relevant financial year. Any turnover tax to be paid on the remuneration shall be reimbursed by
the Company.

4. Under point 11 of the agenda the AGM shall grant its approval to a profit and loss transfer agreement between Commerzbak Aktiengesellschaft and Commerz Grundbesitzgesellschaft mbh, Wiesbaden, which is a wholly owned subsidiary of Commerzbank Aktiengesellschaft.

With respect to further details, in particular to the exact wording of the authorization according to Section 71 (1) No. 8 German Stock Corporation Act (point 8 of the agenda) and the profit and loss transfer agreement (point 11 of the agenda) as well as the other items on the agenda we would like to refer to the complete agenda of the AGM attached hereto. Invitation to and agenda of the AGM shall be published on March 30, 2007 in the electronic Federal Gazette.

Yours sincerely,

COMMERZBANK
Aktiengesellschaft

END